Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V.

Company #

Vote by Internet, Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and Telephone voting is available through 11:59 PM Eastern Time on December 13, 2012.

Your Internet or Telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your Voting Instruction Card.

INTERNET - www.eproxy.com/cnh Use the Internet to vote your proxy. Have your Voting Instruction Card in hand when you access the website.

PHONE - 1-800-560-1965 Use any touch-tone telephone to vote your proxy. Have your Voting Instruction Card in hand when you call.

MAIL - Mark, sign and date your Voting Instruction Card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Voting Instruction Card.

CNH GLOBAL N.V.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

CNH GLOBAL N.V.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

    FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Res. 2	☐	☐	Res. 4	☐	☐

Res. 3	☐	☐	Res. 5	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

1.	Opening.

2.	Partial amendment of the Articles of Association.

3.	Distribution to shareholders.

4.	Allocation of part of the reserves to Special Separate Reserves.

5.	Ratification of the compensation of the Special Committee.

6.	Close.

CNH Global N.V.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Extraordinary Meeting of Shareholders (“the “Meeting”) of CNH Global N.V. (the “Company”) will be held in Schiphol - Airport, the Netherlands, on Monday, December 17, 2012, at 5:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., Amsterdam time (6:00 a.m. New York City time), on December 14, 2012 (such time and date, the “Registration Date”).

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of the Registration Date, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

Please note: By completing and voting by means of this Voting Instruction Card, you agree to have your ADR position blocked. In order to block your ADRs, when you complete and return your Voting Instruction Card, you are instructing the Depositary to place a stop transfer on your ADRs. This means that from the date of the receipt of your Voting Instruction Card to December 17, 2012 (the “Blocking Period”), the Depositary will not transfer and/or cancel the blocked ADRs (i.e., those ADRs for which the Depositary has received a Voting Instruction). Although you maintain physical possession of your ADRs, any presentation of your certificate(s) for transfer or sale will not be honored during the Blocking Period. Please note, the “Blocking Period” will end at the conclusion of the Extraordinary Meeting.

If you wish to collect further information about the resolutions, please go to Company’s website at www.cnh.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., Amsterdam time (6:00 a.m. New York City time), on December 14, 2012.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

For more information contact:

CNH Investor Relations

+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in the document incorporated by reference concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination, the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.